UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

NEXEON MEDSYSTEMS INC

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

65342G 104

(CUSIP Number)

Michael K. Hair, P.C.

7407 East Ironwood Court

Scottsdale, Arizona 85258

Phone: 480-443-9657

Fax: 480-443-1908

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 24, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

___________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65342G 104	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Rosellini
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 1,723,890 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,723,890 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,723,890 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Includes 200,000 shares of Common Stock issuable upon the exercise of outstanding warrants. See Item 4(a)(2), below.

(2) Based upon 26,526,641 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2017 as filed with the SEC on August 11, 2017.

CUSIP No. 65342G 104	13G	Page 3 of 6 Pages

Explanatory Note:

This Amendment No. 3 to Schedule 13G (“Amendment No. 3”) is being filed to report recent transactions by Dr. Michael Rosellini as described in Item 4(a)(2) of this Amendment No. 3.

Item 1.

(a)	Name of Issuer NEXEON MEDSYSTEMS INC (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices 1910 Pacific Avenue, Suite 20000 Dallas, Texas 75201

Item 2.

(a)	Name of Person Filing Michael Rosellini

(b)	Address of the Principal Office or, if none, residence 1910 Pacific Avenue, Suite 20000 Dallas, Texas 75201

(c)	Citizenship United States

(d)	Title of Class of Securities Common Stock, $0.001 par value

(e)	CUSIP Number 65342G 104

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

CUSIP No. 65342G 104	13G	Page 4 of 6 Pages

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Dr. Rosellini currently beneficially owns 1,723,890 shares of Common Stock based on the following:

(1)

On March 21, 2017, the Company offered to current warrant holders who participated in the 2016 Private Placement which closed on December 2, 2016, the opportunity to convert their warrants into common stock of the Company on the following terms ("Warrant Conversion Offer"). The offer terms included the exercise of seventeen (17) warrants for seventeen (17) shares of the Company’s common stock at an exercise price of $0.01 per share for every one hundred (100) warrants owned. The remaining eighty-three (83) warrants per hundred warrants owned would be cancelled. The offer was on an all-or-nothing basis to convert all warrants held by each warrant holder. Dr. Rosellini converted the following warrants:

(i)

As of December 2, 2016, 717,000 shares of Common Stock and 617,000 warrants to purchase 617,000 shares of Common Stock at a strike price of $2.00 per share with a term of 36 months were held by Dr. Rosellini individually. Of such holdings, 617,000 shares of Common Stock and the 617,000 warrants were purchased from the Company pursuant to the 2016 Private Placement which closed on December 2, 2016. The remaining 100,000 shares were purchased in January 2016 pursuant to a private transaction. Pursuant to the terms of the Warrant Conversion Offer, on June 23, 2017, Dr. Rosellini converted 104,890 warrants into 104,890 shares of common stock, with 512,110 warrants being cancelled.

(ii)

As of December 2, 2016, 600,000 shares of Common Stock and 600,000 warrants to purchase 600,000 shares of Common Stock at a strike price of $2.00 per share with a term of 36 months were held by the Michael Rosellini ROTH IRA. Dr. Rosellini has the sole power to vote and dispose of the shares held by the Michael Rosellini ROTH IRA. The shares of Common Stock and the warrants were purchased from the Company pursuant to the 2016 Private Placement which closed on December 2, 2016. Pursuant to the terms of the Warrant Conversion Offer, on June 23, 2017, Dr. Rosellini converted 102,000 warrants held by the Michael Rosellini ROTH IRA into 102,000 shares of common stock, with 498,000 warrants being cancelled.

CUSIP No. 65342G 104	13G	Page 5 of 6 Pages

	(iii)	In addition, as of December 2, 2016, 50,000 shares of Common Stock and 50,000 warrants to purchase 50,000 shares of Common Stock at a strike price of $2.00 per share with a term of 36 months were held by Nrose LLC, which is owned by Dr. Rosellini’s wife. Dr. Rosellini’s wife has the sole power to vote and dispose of the shares/warrants held by the Nrose, LLC. The shares of Common Stock and the warrants were purchased from the Company pursuant to the Company’s 2016 Private Placement which closed on December 2, 2016. Pursuant to the terms of the Warrant Conversion Offer, on June 23, 2017, Nrose LLC converted 8,500 warrants into 8,500 shares of common stock, with 41,500 warrants being cancelled. Dr. Rosellini disclaims beneficial ownership of such securities.

(2)

On August 24, 2017, the Company entered into a Securities Purchase Agreement (“SPA”) and Senior Secured Convertible Promissory Note (the “Note”) with Leonite Capital LLC (“LC”). As a condition to making the loan pursuant to the SPA and accepting the Note, LC required Dr. Rosellini (“Guarantor”), to execute a Personal Guaranty (the “Guaranty”) in favor of LC (i) with an absolute and unconditional guarantee to LC and its successors and assigns the payment of the entire principal balance of the loan, all accrued interest thereon and all costs and expenses incurred by LC, including without limitation, the costs and expenses of LC's outside counsel, in connection with the enforcement of the Company's obligations under the Note (the “Obligations”), as and when the same shall be due and payable, whether by lapse of time, by acceleration of maturity or otherwise and (ii) the irrevocable and unconditional covenant and agreement that Guarantor is liable for the Obligations as a primary obligor and that he shall fully perform each and every term and provision of the Guaranty.

In connection with the issuance of the Personal Guaranty by Dr. Rosellini in the amount of $1,120,000 in conjunction with the Note, the Company granted to Dr. Rosellini a two-year warrant for the purchase of 200,000 shares of the Company’s Common Stock, at an exercise price of $1.50 per share (the “RMR Warrant”). The exercise price of the RMR Warrant may be adjusted from time to time pursuant to the terms and conditions of the RMR Warrant. The RMR Warrant may be exercised commencing on the date of issuance and ending at 5:00 p.m. EST on the two year anniversary date of the RMR Warrant, as applicable (the “RMR Exercise Period”). Subject to the terms and conditions of the RMR Warrant, the rights represented by the RMR Warrant may be exercised in whole or in part at any time or times during the RMR Exercise Period. The RMR Warrant is subject to the certain Cashless Exercise, Exercise Limitations and Adjustments as set forth in the RMR Warrant.

(b)	Percent of class: 6.5%, based upon 26,526,641 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2017 as filed with the SEC on August 11, 2017.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 1,723,890 (1)
	(ii)	Shared power to vote or to direct the vote 0
	(iii)	Sole power to dispose or to direct the disposition of 1,723,890 (1)
	(iv)	Shared power to dispose or to direct the disposition of 0

________________

(1)	Includes 200,000 shares of Common Stock issuable upon the exercise of outstanding warrants.

CUSIP No. 65342G 104	13G	Page 6 of 6 Pages

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 6, 2017	/s/ Michael Rosellini
Michael Rosellini